                                                    Exhibit 12

                          HUMANA INC.
              RATIO OF EARNINGS TO FIXED CHARGES
        For the quarters ended March 31, 1994 and 1993


                                                  Quarter Ended
                                                    March 31,

                                                 1994     1993

Ratio of earnings to fixed charges . . . . . . . .20.8    11.8


For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges, earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rents.



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